BANCOLOMBIA S.A. ANNOUNCES DECISION BY THE

SHAREHOLDERS' MEETING

Medellín, Colombia, December 17, 2013,

The extraordinary shareholders' meeting of Bancolombia S.A. today approved to dematerialize the issued and outstanding shares of the Bank. Consequently, the Bank’s shares will be held and traded exclusively in dematerialized form and all future transfers will be made through book-entry records made by the Deposito Centralizado de Valores – Deceval and registered in the shareholder ledger, in accordance with the Bank’s by-laws and applicable Colombian law.

The Bank will proceed with the necessary measures so that the dematerialization will go forward in January 2014 and will give public notice of the date on which the dematerialization of all the Bank’s shares has become effective.